Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

10 April 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached document was lodged with the Australian [ASX] and New Zealand Stock Exchange [NZX] on 7 April 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosure: ASX/NZX General Release – Another World First for Fisher

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Last 5 Released Announcement(s)

- Cooktop Release *Released - 7 Apr 2006 at 02:15:13 PM*
- Ongoing Disclosure - J W Gilks *Released - 6 Apr 2006 at 02:20:23 PM*
- Presentation to Investors and Analysts *Released - 1 Mar 2006 at 01:25:49 PM*
- Initial Disclosure - M T Goadby *Released - 1 Mar 2006 at 09:05:08 AM*
- Initial Disclosure - C G Douglas *Released - 1 Mar 2006 at 09:01:36 AM*

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

Headline: Cooktop Release

Announcement text: Another World First for Fisher & Paykel

Fisher & Paykel Appliances today further enhanced its reputation as a world leading appliance innovator with the unveiling of its new "Gas in Glass" cooktop at the DesignEx exhibition in Sydney.

Thr prototype of this "world first" cooktop is being displayed to designers in Australia and will be at the Kitchen and Bathroom Industry show in Chicago later this month.

" This product is truly innovative," said John Bongard, Managing Director and CEO of Fisher & Paykel Appliances, "It has grown from the development of our electronics in appliances and can deliver controlled gas cooking to a level that has never been achieved before.

The product features a frameless 900mm x 410mm piece of black glass, which supports three individual gas burners, which rise out of the cooktop when the control knob is activated. These retract when the burner is no longer required, leaving a smooth clutter free surface.

The patented Aero burners offer precise linear flame control and glow ignition, delivering sparkless ignition and instantaneous flame. Precise control is achieved by the regulation of air flows using variable speed fans. This allows the customer to accurately achieve the heat levels that they desire. This precision is of great benefit when low heat is required.

Although 90cm cooktops generally feature four or five burners, Fisher & Paykel built three burners into the prototype after finding through research that at any one time an average of 2.1 burners were ever in use.

"The launch of this product, which is expected to occur over the next 12 - 18 months, will invigorate the retail cooking categories that we offer. It will also give our consumers new technology and visually distinctive appliances. Its size is also unique - long, narrow and sleek - the frameless black glass looks sensational set into a bench top. The alignment of the three burners in a row is ergonomically superior as the user isn't required to reach to the back burners," John Bongard.

The product is expected to stimulate the already growing reputation of the Fisher & Paykel brand throughout its markets around the world.

Contact : Paul Brockett Fisher & Paykel Appliances
+64 9 273 0600

Embargo Until: None

Description	Type	Size (kb)	Action
Fisher & Paykel Appliances	PDF file	104	

This announcement has no comments.

Linda Ross

From: ASX.Online@asx.com.au
Sent: Friday, 7 April 2006 14:17
To: linda.ross@fp.co.nz
Subject: FPA - ASX Online e-Lodgement - Confirmation of Release

323747.pdf

```
ASX confirms the release to the market of Doc ID: 323747 as follows:
Release Time: 07-Apr-2006  12:16:42
ASX Code: FPA
File Name: 323747.pdf
Your Announcement Title: Cooktop Release
```

Another World First for Fisher & Paykel

Fisher & Paykel Appliances today further enhanced its reputation as a world leading appliance innovator with the unveiling of its new "Gas in Glass" cooktop at the DesignEx exhibition in Sydney.

Thr prototype of this "world first" cooktop is being displayed to designers in Australia and will be at the Kitchen and Bathroom Industry show in Chicago later this month.

" This product is truly innovative," said John Bongard, Managing Director and CEO of Fisher & Paykel Appliances, "It has grown from the development of our electronics in appliances and can deliver controlled gas cooking to a level that has never been achieved before.

The product features a frameless 900mm x 410mm piece of black glass, which supports three individual gas burners, which rise out of the cooktop when the control knob is activated. These retract when the burner is no longer required, leaving a smooth clutter free surface.

The patented Aero burners offer precise linear flame control and glow ignition, delivering sparkless ignition and instantaneous flame. Precise control is achieved by the regulation of air flows using variable speed fans. This allows the customer to accurately achieve the heat levels that they desire. This precision is of great benefit when low heat is required.

Although 90cm cooktops generally feature four or five burners, Fisher & Paykel built three burners into the prototype after finding through research that at any one time an average of 2.1 burners were ever in use.

"The launch of this product, which is expected to occur over the next 12 – 18 months, will invigorate the retail cooking categories that we offer. It will also give our consumers new technology and visually distinctive appliances. Its size is also unique – long, narrow and sleek – the frameless black glass looks sensational set into a bench top. The alignment of the three burners in a row is ergonomically superior as the user isn't required to reach to the back burners," John Bongard.

The product is expected to stimulate the already growing reputation of the Fisher & Paykel brand throughout its markets around the world.

Contact : Paul Brockett Fisher & Paykel Appliances +64 9 273 0600

